SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

EMCOR GROUP, INC. ______________________________________________________________________________ (Name of Issuer)

Shares of Common Stock, par value $.01 per share ______________________________________________________________________________ (Title of Class of Securities)

29084Q100 ______________________________________________________________________________ (CUSIP Number)

December 31, 2001 ______________________________________________________________________________ (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 29084Q100	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Greenlight Capital, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 472,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 472,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% **
12		TYPE OF REPORTING PERSON* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 29084Q100	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) David Einhorn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 473,000
	6	SHARED VOTING POWER 500
	7	SOLE DISPOSITIVE POWER 473,000
	8	SHARED DISPOSITIVE POWER 500
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 473,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

CUSIP No. 29084Q100	13G/A

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jeffrey A. Keswin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 472,500
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 472,500
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 472,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.1% **
12		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT

**SEE ITEM 4(b).

AMENDMENT NO. 1 TO SCHEDULE 13G

          This Amendment No. 1 to Schedule 13G (the "Schedule 13G") relating to shares of common stock of EMCOR Group, Inc., a Delaware corporation (the "Issuer") is being filed with the Securities and Exchange Commission as an amendment to the initial statement on Schedule 13G filed with the Commission on January 16, 2001. This statement is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight.

          This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor. The original Schedule 13G is hereby amended and supplemented as follows:

Item 4	Ownership.
(a) Greenlight and Mr. Keswin are the beneficial owners of 472,500 shares of Common Stock. Mr. Einhorn is the beneficial owner of 473,500 shares of Common Stock.
(b)

Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 3.1% of the outstanding shares of Common Stock. This percentage is determined by dividing 472,500 (or 473,500 in the case of Mr. Einhorn) by 14,811,418, the number of shares of Common Stock issued and outstanding on October 23, 2001, as reported in the Issuer's quarterly report on Form 10-Q filed October 25, 2001.

(c)

Greenlight has the sole power to vote and dispose of the 472,500 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 472,500 shares of Common Stock beneficially owned by Greenlight. In addition, Mr. Einhorn has the sole power to vote and dispose of 500 shares of Common Stock and has the shared power to vote and dispose of an additional 500 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

Item 10	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 1
Joint Filing Agreement dated January 16, 2001, between Greenlight, David Einhorn and Jeffrey A. Keswin.

SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2002

GREENLIGHT CAPITAL, L.L.C. By: /s/ Jeffrey A. Keswin _______________________________ Jeffrey A. Keswin Managing Member

/s/ David Einhorn ______________________________________ David Einhorn

/s/ Jeffrey A. Keswin ______________________________________ Jeffrey A. Keswin